SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 AMENDMENT NO. 1

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             Redwood Financial, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    757903109
                                 (CUSIP Number)

                               Jeffrey L. Gendell
  55 Railroad Avenue, Third Floor, Greenwich, Connecticut 06830 (203) 769-2000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 26, 2004
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)


                           (Page 1 of 9 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757903109                 13D                    Page 2 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Financial Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                     WC, 00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               37,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               37,000
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               37,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               6.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                               PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 757903109                 13D                    Page 3 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                        Tontine Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                               00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               37,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               37,000
----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               37,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               6.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                               00
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 757903109                 13D                    Page 4 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Jeffrey L. Gendell
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                               00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               37,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               37,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               37,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               6.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                                              IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 757903109                 13D                    Page 5 of 9 Pages

Item 1.     Security and Issuer.

     This Schedule 13D initially filed on April 24,1998 (the "Schedule 13D"), relating to the common stock, par value $0.10 (the "Common Stock") of Redwood Financial, Inc. (the "Company"), whose principal executive offices are located at P.O. Box 317, 301 S. Washington Street, Redwood Falls, Minnesota 56283-0317, is hereby amended and restated by this Amendment No. 1 to the Schedule 13D as follows.

Item 2.     Identity and Background.

     (a) This statement is filed by:
               (i) Tontine Financial Partners, L.P., a Delaware limited
                   partnership ("TFP") with respect to the shares of Common Stock directly owned by it;
              (ii) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TFP; and
             (iii) Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock directly owned by each of TFP and
                   TFPO.

                     The foregoing persons are hereinafter sometimes
              collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of TFP and TM is 55 Railroad Avenue, Third Floor, Greenwich, Connecticut 06830. The business address of Mr. Gendell is 55 Railroad Avenue, Third Floor, Greenwich, Connecticut 06830.

     (c) The principal business of TFP is serving as a private investment limited partnership investing primarily in financial institutions. The principal business of TM is serving as general partner to TFP. Mr. Gendell serves as the Managing Member of TM.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 757903109                 13D                    Page 6 of 9 Pages

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) TFP is a limited partnership organized under the laws of the State of Delaware. TM is limited liability companies organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     Not applicable.

Item 4.     Purpose of the Transaction.

     Not applicable.

Item 5.     Interest in Securities of the Issuer.

         A. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 37,000
               Percentage: 6.9% The percentages used herein and in the rest of
Item 5 are calculated based upon the 535,033 shares of Common Stock issued and outstanding as of December 31, 2003 as reflected in the Company's Consolidated Balance Sheets as per the Company's press release dated May 24, 2004.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 37,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 37,000
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TFP in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not Applicable.

         B. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 37,000
                  Percentage: 6.9%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 37,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 37,000
              (c) TM did not enter into any transactions in the Common Stock within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d) Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not applicable.

CUSIP No. 757903109                 13D                    Page 7 of 9 Pages

      C. Jeffrey L. Gendell.
             (a)  Aggregate number of shares beneficially owned: 37,000
                       Percentage: 6.9%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to  vote or direct vote: 37,000
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: 37,000
             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
             (d) Not applicable.
             (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            Not applicable.

Item 7.     Materials to be Filed as Exhibits.

            Not applicable.

CUSIP No. 757903109                 13D                    Page 8 of 9 Pages


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  October 28, 2004

                                    /s/ JEFFREY L. GENDELL
                                    ----------------------------------------
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C., and as
                                    general partner of
                                    Tontine Financial Partners, L.P.

CUSIP No. 757903109                 13D                    Page 9 of 9 Pages

                                  Schedule A

                       TONTINE FINANCIAL PARTNERS, L.P.


                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   (Purchased)/Sold         if any)


09/29/04                         3,000                    19.01

10/07/04                         1,000                    19.06

10/26/04                         9,000                    19.10